SEC      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
(3-98)   DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                    |--------------------------|
                                                    |OMB APPROVAL              |
                                                    |--------------------------|
                                                    |OMB Number: 3235-0145     |
                                                    |--------------------------|
                                                    |Expires: November 30, 1999|
                                                    |--------------------------|
                                                    |Estimated average burden  |
                                                    |hours per response...14.9 |
                                                    |--------------------------|

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ___)*


                             THESTREET.COM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   88368Q103
                           --------------------------
                                (CUSIP Number)

                                   12/31/99
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                   ------------------------------
CUSIP NO. 88368Q103                    13G        PAGE OF 2 OF 5 PAGES
         ----------
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Martin H. Peretz

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         _
                                                                   (a)  |_|
                                                                   (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

                            2,582,982**
   NUMBER OF
                ----------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY               397,184**

   OWNED BY     ----------------------------------------------------------------
                  7   SOLE DISPOSITIVE POWER
     EACH
                            2,582,982**
   REPORTING
                ----------------------------------------------------------------
    PERSON
                  8   SHARED DISPOSITIVE POWER
     WITH
                            397,184**

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,980,166**

--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.8%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

             IN

--------------------------------------------------------------------------------


---------------------------

**    See Item 4.

-------------------------------                   ------------------------------
CUSIP NO. 88368Q103                    13G        PAGE OF 3 OF 5 PAGES
         ----------
-------------------------------                   ------------------------------



ITEM 1.
            (a) Name of Issuer
                TheStreet.com, Inc.
            (b) Address of Issuer's Principal Executive Offices
                14 Wall Street New York, NY 10005


ITEM 2.
            (a) Name of Person Filing
                Martin H. Peretz
            (b) Address of Principal Business Office or, if none, Residence
                c/o The Clark Estates, Inc.
                1 Rockefeller Plaza
                New York, NY 10020
            (c) Citizenship
                United States
            (d) Title of Class of Securities
                Common Stock, $.01 par value
            (e) CUSIP Number
                88368Q103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) or 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            (a)[ ] Broker or dealer registered under section 15 of the Act (15
                   U.S.C. 78o).
            (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).
            (c)[ ] Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).
            (d)[ ] Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C 80a-8).
            (e)[ ] An investment adviser in accordance with
                   ss.240.13d-1(b)(1)(ii)(E);
            (f)[ ] An employee benefit plan or endowment fund in accordance with
                   ss.240.13d-1(b)(1)(ii)(F);
            (g)[ ] A parent holding company or control person in accordance with
                   ss. 240.13d-1(b)(1)(ii)(G);
            (h)[ ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                   Not applicable

-------------------------------                   ------------------------------
CUSIP NO. 88368Q103                    13G        PAGE OF 4 OF 5 PAGES
         ----------
-------------------------------                   ------------------------------

ITEM 4.     OWNERSHIP.
            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
            (a) Amount beneficially owned:            2,980,166<F1>
                                           -------------------------------
                Includes 2,960,166 shares of common stock of the Issuer held as of the Issuer's initial public offering on May 14, 1999 and 20,000 shares of common stock of the Issuer acquired on November 30, 1999.
            (b) Percent of class:            11.8%
                                  -------------------------------

            (c) Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote  2,582,982<F2>
                                                               ---------------

                (ii)  Shared power to vote or to direct the vote  397,184<F3>
                                                                ---------------

                (iii) Sole power to dispose or to direct the disposition of
                       2,582,982<F2>
                      ---------------


------------------------

1. The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of the shares of common stock of the Issuer ("Shares") described in this
      Schedule 13G.

2. Dr. Peretz has sole voting and dispositive power with respect to a) 152,474 Shares held directly by Dr. Peretz and b) 2,430,508 Shares held directly by Peretz Partners L.L.C, by virtue of his position as manager of Peretz Partners L.L.C. Dr. Peretz hereby expressly disclaims beneficial ownership of Shares held by Peretz Partners L.L.C. and the filing of this
      Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of such Shares.

3. Dr. Peretz has shared voting and dispositive power with respect to: a) 224,129 Shares held by the family of Dr. Peretz including his wife and children; b) 13,174 Shares held by each of Trust B and Trust C, and for each of which Dr. Peretz is a co-trustee; c) 68,618 Shares held by the Trust for Martin H. Peretz, for which Dr. Peretz is the beneficiary; d) 74,089 Shares held by the Trust for Anne L. Peretz and e) 1,000 Shares held by each of the Jesse Peretz Trust A, the Evgenia Peretz Trust A, the David Farnsworth Trust A and the Anne E. Farnsworth Trust A, for each of which Dr. Peretz is a co-trustee. The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of
      Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of the Shares described in a-e of this note.

-------------------------------                   ------------------------------
CUSIP NO. 88368Q103                    13G        PAGE OF 5 OF 5 PAGES
         ----------
-------------------------------                   ------------------------------

                (iv) Shared power to dispose or to direct the disposition of 397,184<F3>
                    ---------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
              Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not applicable


ITEM 10.    CERTIFICATION
            Not applicable


                                  SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                FEBRUARY 9, 2000
                                ----------------------------
                                Date

                                /S/MARTIN H. PERETZ
                                ----------------------------
                                Signature

                                MARTIN H. PERETZ/DIRECTOR
                                ----------------------------
                                Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
           FEDERAL CRIMINAL VIOLATIONS
           (SEE 18 U.S.C. 1001)